FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  January 2007

Commission File Number 0-22617

MINCO GOLD CORPORATION

(Formerly “Minco Mining & Metals Corporation”)

(Registrant's name)

1055 West Hastings Street, Suite 1980

Vancouver, British Columbia, Canada  V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

1.

January 31, 2007

The Registrant announces it will proceed with a reorganization and spin-off of its White Silver Mountain Property to Minco Base Metals Corporation (“Minco Base Metals”) with the intention to build a strong base metals company in China. The initial ownership of Minco Base Metals will mirror the shareholder base of the Company, on a pro-rata basis, at the time of the reorganization with the ratio and record date to be determined by the Board of Directors of the Company. It is anticipated that Minco Base Metals will seek a stock exchange listing and complete equity offerings to further develop the White Silver Mountain property and acquire additional base metals properties. The spin-off will be subject to Shareholder approval at the Company’s next Annual General Meeting & Special Meeting along with meeting certain regulatory requirements.

Concurrently, the Company has designated the Anba Property (held by the Joint Venture Company on the White Silver Mountain project) as a non-material project and does not intend to perform any further work on the property. As a general policy, the Company does not intend to spend significant amount of money on a property until it has received all required approvals.  In connection with the spin-off of Minco Base Metals, the Company announces it has changed its name to Minco Gold Corporation to reflect the Company’s focus on gold projects in China.  The Company’s trading symbol on the American Stock Exchange (AMEX) will be changed to MGH.  The Company’s trading symbol on the TSX remains unchanged (MMM).  The Company will commence trading as Minco Gold Corporation on the TSX and AMEX, as MGH, on February 1, 2007.

2.

Exhibits

2.1

News Release dated January 31, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO GOLD CORPORATION

(Formerly “Minco Mining & Metals Corporation”)

(Registrant)

/s/Matthew Kavanagh

Date:   January 31, 2007

Matthew Kavanagh

Chief Financial Officer

Exhibit 2.1

TSX: MMM AMEX: MMK
For Immediate Release	January 31, 2007

NEWS RELEASE

MINCO MINING & METALS CORPORATION

TO SPIN-OFF WHITE SILVER MOUNTAIN AND CHANGE ITS NAME TO

MINCO GOLD CORPORATION

Minco Mining & Metals Corporation (TSX: MMM  AMEX: MMK) (the “Company”) announces it will proceed with a reorganization and spin-off of its White Silver Mountain Property to Minco Base Metals Corporation (“Minco Base Metals”) with the intention to build a strong base metals company in China. The initial ownership of Minco Base Metals will mirror the shareholder base of the Company, on a pro-rata basis, at the time of the reorganization with the ratio and record date to be determined by the Board of Directors of the Company. It is anticipated that Minco Base Metals will seek a stock exchange listing and complete equity offerings to further develop the White Silver Mountain property and acquire additional base metals properties. The spin-off will be subject to Shareholder approval at the Company’s next Annual General Meeting & Special Meeting along with meeting certain regulatory requirements.

Management believes that separating its assets into two companies, with Shareholders holding proportionate interests in each company will provide a significant opportunity to increase overall shareholder value.  The proposed reorganization would provide greater market awareness and opportunities for the Company’s White Silver Mountain Property.  In addition, the separation of the Company’s Base Metals property interests from the Company's Gold property interests will provide both the Company and Minco Base Metals increased flexibility to utilize and exploit their respective assets.

Concurrently, the Company has designated the Anba Property (held by the Joint Venture Company on the White Silver Mountain project) as a non-material project and does not intend to perform any further work on the property. As a general policy, the Company does not intend to spend significant amount of money on a property until it has received all required approvals.

In connection with the spin-off of Minco Base Metals, the Company announces it has changed its name to Minco Gold Corporation to reflect the Company’s focus on gold projects in China.  The Company’s trading symbol on the American Stock Exchange (AMEX) will be changed to MGH.  The Company’s trading symbol on the TSX remains unchanged (MMM).  The Company will commence trading as Minco Gold Corporation on the TSX and AMEX, as MGH, on February 1, 2007.

About Minco

Minco Mining & Metals Corporation is listed on the Toronto Stock Exchange and the American Stock Exchange (MMM:TSX  AMEX: MMK).  The Company has a portfolio of potential high quality exploration mineral projects in China, and continues to evaluate a number of gold, base metal, rare earth and specialty metals projects in China.  For more information on Minco and our properties, please visit the website at www.mincomining.ca or contact Eric Bertsch or Ute Koessler at 1-888-288-8288 or (604) 688-8002 info@mincomining.ca.

ON BEHALF OF THE BOARD

“Ken Z. Cai”

President, CEO & Director

The TSX has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Minco Gold’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.  Forward Looking Statements: Statements in this news are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including  risks related to the exploration stage of the company’s projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices; the possibility that Minco Gold Corporation may change its plans with respect to one or more properties; and other risks and uncertainties described in the company’s annual report on Form 20-F and Reports on Form 6-K filed with or furnished to the U.S. Securities and Exchange Commission. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.